UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 28, 2017, Orion Engineered Carbons S.A. issued a press release announcing the closing of the secondary offering of an aggregate 5,000,000 of its common shares by Kinove Luxembourg Holdings 1 S.à r.l. (“Kinove Holdings”) and certain other sellers, including current and former members of Orion’s management team (together with Kinove Holdings, the “Selling Shareholders”). The offering and sale of the common shares was made pursuant to a prospectus supplement dated March 22, 2017, to the prospectus dated April 1, 2016 that was filed as part of the Company’s registration statement on Form F-3 (File No. 333-209963) under the Securities Act of 1933, as amended, which became effective on April 1, 2016 (the “Registration Statement”). A copy of the press release is attached as Exhibit 99.1 hereto.

In connection with the offering, on March 22, 2017, the Company and the Selling Shareholders entered into an Underwriting Agreement (the “Underwriting Agreement”), with Goldman, Sachs & Co. and UBS Securities LLC (the “Underwriters”), for the sale of 5,000,000 common shares, at a price to the public of $18.75 per share, less an underwriting discount. The Selling Shareholders received all of the net proceeds from the sale of these shares. The Selling Shareholders have granted the Underwriters a 30-day option to purchase an additional 750,000 shares of common shares at the public offering price, less the underwriting discount. The Underwriting Agreement contains representations, warranties and covenants customary in agreements of this type, including an agreement by the Company to indemnify the Underwriters against certain liabilities arising out of or in connection with the offering.

Prior to the completion of the offering, Kinove Luxembourg Coinvestment S.C.A. (“Luxco Co-Investors”), an investment vehicle that is owned, among others, by current and former members of the Company’s management (the “Luxco Co-Investors”) and by Kinove Holdings, was put into liquidation. In connection with the liquidation of Luxco Coinvest, on March 22, 2017, the Company and Kinove Holdings entered into Amendment No. 1 (the “Amendment”) to the Registration Rights Agreement, dated as of July 30, 2014, among the Company, Kinove Holdings and Luxco Coinvest. Pursuant to the Amendment, Luxco Co-Investors will be permitted to sell common shares received by them as proceeds of the liquidation in underwritten offerings pursuant to the Registration Statement that are initiated by Kinove Holdings or the Company, including the offering that closed on March 28, 2017. In addition, with the prior written consent of the Company, Luxco Co-Investors will be permitted to sell such common shares in offerings under the Registration Statement other than underwritten offerings.

The foregoing descriptions of the Underwriting Agreement and the Amendment are not complete and are qualified in their entirety by reference to the complete text of the Underwriting Agreement or the Amendment, as applicable. Copies of the Underwriting Agreement and the Amendment are attached as Exhibit 99.2 and Exhibit 99.3 to this Form 6-K, respectively, and are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: March 28, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Orion Engineered Carbons S.A., dated March 28, 2017
99.2	Underwriting Agreement, dated as of March 22, 2017, among Orion Engineered Carbons S.A., the sellers named on Schedule I thereto and Goldman, Sachs & Co. and UBS Securities LLC.
99.3
Amendment No. 1, dated March 22, 2017, to the Registration Rights Agreement dated as of July 30, 2014, among Orion Engineered Carbons S.A., Kinove Luxembourg Holdings 1 S.à r.l. and Kinove Luxembourg Coinvestment S.C.A.